HellerEhrman

Heller Ehrman White & McAuliffe
Solicitors and
International Lawyers
海陆国际律师事务所


RECEIVED
MAY 19 2003
188

May 6, 2003

SEC FILE NO. 82-4217


03050699

SUPPL

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Paul Y. - ITC Construction Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Paul Y. - ITC Construction Holdings Limited (the "Company"), S.E.C. File No. 82-4217, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's circular regarding scrip dividend scheme with cash option in relation to the interim dividend for the six months ended September 30, 2002, dated February 24, 2003; and

(2) The Company's announcement regarding appointment of directors, dated February 18, 2003, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, both on February 19, 2003.

dlw 5/29

h:\dlai\ADR\22105\0001\34sec.doc

Heller Ehrman White & McAuliffe
Solicitors and
International Lawyers
海陆国际律师事务所

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: Paul Y. - ITC Construction Holdings Limited

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in and/or warrants of Paul Y. - ITC Construction Holdings Limited, you should at once hand this document to the purchaser or to the bank manager, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Directors:
Chan Kwok Keung, Charles *(Chairman)*
Lau Ko Yuen, Tom *(Deputy Chairman)*
Chan Fut Yan *(Managing Director)*
Wong Wing Hoo, Billy *(Deputy Managing Director)*
Chau Mei Wah, Rosanna
Cheung Hon Kit
Law Man Wah, Conrad
Lee Hon Chiu
Cheung Ting Kau, Vincent*
Kwok Shiu Keung, Ernest*

* *Independent Non-executive Directors*

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

24th February, 2003

To the shareholders of the Company and for information only, the warrantholders of the Company

Dear Sir or Madam,

Scrip Dividend Scheme with Cash Option in relation to the Interim Dividend for the Six Months Ended 30th September, 2002

On 18th December, 2002, it was announced that your Directors resolved to pay an interim dividend of HK$0.01 per share of HK$0.10 each in the capital of the Company ("Share") for the six months ended 30th September, 2002, such interim dividend to be satisfied by way of a scrip dividend of Shares ("Scrip Shares") with an option to elect cash, payable to shareholders on the register of members of the Company as at the close of business on 21st February, 2003 ("Scrip Dividend Scheme").

Particulars of the Scrip Dividend Scheme

Under the Scrip Dividend Scheme, each shareholder has the choice of receiving:

(a) an allotment of Scrip Shares credited as fully paid and having an aggregate market value (as determined below), save for adjustment for fractions, equal to the total amount of interim dividend which such shareholder could elect to receive in cash; or

(b) HK$0.01 in cash for each existing Share held on 21st February, 2003; or

(c) a combination of partly in (a) and partly in (b) above.

As stated in the announcement of 18th December, 2002, for the purpose of calculating the number of Scrip Shares to be allotted, the market value of Scrip Shares will be fixed by reference to the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the five consecutive trading days ended 21st February, 2003 less a discount of five per cent. of such average price or the par value of Shares, whichever is the higher. The average closing price of Shares on the Stock Exchange for the five consecutive trading days ended 21st February, 2003 was HK$0.259 ("Average Closing Price"). The entitlements of Shareholders who elect to receive Scrip Shares under the Scrip Dividend Scheme shall be determined based on the price of HK$0.24605, being the Average Closing Price less a discount of five per cent. Accordingly, the number of Scrip Shares which each shareholder will receive under the Scrip Dividend Scheme will be calculated by the following formula:

$$\text{Number of Scrip Shares to be received under the Scrip Dividend Scheme} = \text{Number of existing Shares held on 21st February, 2003 for which the dividend is to be satisfied in Shares under the Scrip Dividend Scheme} \times \frac{0.01}{0.24605}$$

If all shareholders elect to receive their entitlements in Scrip Shares, based on 1,049,102,309 Shares in issue, not more than 42,637,769 Scrip Shares will be issued under the Scrip Dividend Scheme.

The number of Scrip Shares to be issued to each shareholder will be rounded down to the nearest whole number. Fractional entitlements to Scrip Shares will not be allotted and the benefit thereof will accrue to the Company.

The Scrip Shares will rank pari passu in all respects with the Shares existing as at the date of issue save that they will not be entitled to the interim dividend for the six months ended 30th September, 2002. The Scrip Shares will rank in full for all future dividends and distribution which may be declared, made or paid after the date of issue thereof.

Cash Election Form

A Cash Election Form is enclosed. **Any shareholder who wishes to receive only Scrip Shares in respect of his interim dividend entitlement need not complete the Cash Election Form. No Cash Election Forms are being sent to shareholders who have previously lodged a form of election electing to receive all future scrip dividend in cash. Any shareholder who wishes to receive cash in lieu of Scrip Shares in respect of his interim dividend entitlement, either in whole or in part, must complete the Cash Election Form and return it to Secretaries Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong no later than 4:00 p.m. on 7th March, 2003. No acknowledgement of receipt of the said Form will be issued.**

If you complete the Cash Election Form but do not specify the number of Shares in respect of which you elect to receive cash, or if you elect to receive cash in respect of a greater number of Shares than your registered holding on 21st February, 2003, then in either case you will be deemed to have exercised your election to receive the interim dividend wholly in cash in respect of all the Shares of which you were then registered as the holder(s).

Overseas Shareholders

Shareholders whose registered addresses are outside Hong Kong will not be permitted to participate in the Scrip Dividend Scheme in accordance with the bye-laws of the Company and accordingly, they will receive the interim dividend wholly in cash. No Cash Election Forms are being sent to such shareholders.

Stock Exchange Listing and Despatch of Share Certificates

The Scrip Dividend Scheme is conditional upon the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Scrip Shares. Application will be made to the Stock Exchange for listing of and permission to deal in the Scrip Shares. Certificates in respect of Scrip Shares and cheques in respect of cash dividends are expected to be sent to shareholders by post at the risk of such shareholders on or around 21st March, 2003. You may deal in the Scrip Shares to be issued to you upon receipt of the relevant share certificate. In the unlikely event that the Scrip Shares are not admitted to listing before 21st March, 2003, the Cash Election Forms will be disregarded and the full cash dividend will be paid in the way as described above.

The Shares are not listed on or dealt in on any other stock exchange and no listing or permission to deal is being or is proposed to be sought.

Dealings in Scrip Shares are expected to commence on 24th March, 2003.

Advantage of Scrip Dividend Scheme

The Scrip Dividend Scheme will give shareholders the opportunity to increase their investment in the Company at a discount to market value or at par as provided above, without incurring brokerage and stamp duty costs. The Scrip Dividend Scheme will also be to the advantage of the Company because, to the extent that shareholders receive Scrip Shares, in whole or in part, in respect of the interim dividend, such cash as would otherwise have been paid to shareholders will be retained for use by the Company.

Recommendation

Whether or not it is to your advantage to elect to receive cash in lieu of Scrip Shares, in whole or in part, will depend upon your own individual circumstances and the decision in this regard, and all effects resulting therefrom, must be solely the responsibility of each shareholder. **IF YOU ARE IN ANY DOUBT AS TO WHAT TO DO, YOU SHOULD CONSULT YOUR STOCKBROKERS OR OTHER REGISTERED DEALER IN SECURITIES, BANK MANAGER, SOLICITOR, PROFESSIONAL ACCOUNTANT OR OTHER PROFESSIONAL ADVISERS.**

Yours faithfully,
On behalf of the Board
Dr. Chan Kwok Keung, Charles
Chairman

此乃要件　請即處理

閣下如對本文件之內容**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之保華德祥建築集團有限公司之股份及／或認股權證全部**售出**，應立即將本文件送交買主或經手買賣之銀行經理、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)
(於百慕達註冊成立之有限公司)

董事：
陳國強（主席）
劉高原（副主席）
陳佛恩（董事總經理）
黃永灝（副董事總經理）
周美華
張漢傑
羅文華
李漢潮
張定球*
郭少強*

* 獨立非執行董事

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港之主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

敬啟者：

與截至二零零二年九月三十日止六個月
中期股息有關
之以股代息計劃（附收取現金之選擇權）

根據二零零二年十二月十八日所公佈，本公司董事局議決按以股（「代息股份」）代息方式（附收取現金之選擇權）派發截至二零零二年九月三十日止六個月之中期股息予二零零三年二月二十一日營業時間結束時名列本公司股東名冊之股東，派息額為本公司股本中每股面值0.10港元之股份（「股份」）每股獲派0.01港元（「以股代息計劃」）。

以股代息計劃詳情

根據以股代息計劃，每名股東可選擇以下其中一種方式收取中期股息：

(a) 獲配入賬列為繳足之代息股份，而此等代息股份就零碎股經調整之市值總額（按下文所述計算）相等於股東可選擇收取之現金中期股息總額；或

(b) 於二零零三年二月二十一日每持有一股已有之股份獲付0.01港元之現金；或

(c) 合併上文部份(a)與(b)之方式。

根據二零零二年十二月十八日發表公佈，決定應予配發之代息股份數目時，每股代息股份之市值乃參照截至二零零三年二月二十一日止連續五個交易日每股股份於香港聯合交易所有限公司（「聯交所」）之平均收市價減以此每股平均價百分之五之折讓，或股份面值（兩者以較高者為準）而計算。截至二零零三年二月二十一日止連續五個交易日每股股份在聯交所之平均收市價為0.259港元（「平均收市價」）。股東根據以股代息計劃應得之代息股份按市值0.24605港元計算，即平均收市價減以百分之五之折讓。因此，每位股東根據以股代息計劃將可收取之代息股份數目，將按以下公式計算：

$$\text{將收取之代息股份數目} = \text{於二零零三年二月二十一日在以股代息計劃中選擇收取股份作為股息之現有股份數目} \times \frac{0.01}{0.24605}$$

假如所有股東選擇收取其應得之代息股份，根據已發行1,049,102,309股股份計算，則按以股代息計劃最多發行42,637,769股代息股份。

每名股東獲發行之代息股份數目將向下計至最接近之整數。零碎之代息股份將不予配發，而有關利益撥歸本公司所有。

代息股份將與於發行日期已有之股份享有同等權益，惟無權享有截至二零零二年九月三十日止六個月之中期股息。代息股份可全數收取於股份發行日期後所宣派或派付或作出之股息及分派。

現金選擇表格

茲隨附上現金選擇表格。**任何股東如欲全部以代息股份收取應得之中期股息，將毋須填寫現金選擇表格，現金選擇表格將不會寄予以往已遞交選擇永久收取現金股息之選擇表格的股東。任何股東如欲全部或部份收取現金以代替代息股份作為中期股息，須將現金選擇表格填妥，最遲須於二零零三年三月七日下午四時送達秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。收到上述表格後本公司不會發出收訖通知書。**

閣下如填妥現金選擇表格但未註明選擇收取現金之股數，又或選擇收取現金之股數較於二零零三年二月二十一日　閣下名下登記持有者為多，則在此任何一種情況下，　閣下將被視作已選擇全部收取現金作為　閣下當時名下全部股份應得之中期股息。

海外股東

根據本公司章程，其登記地址於香港以外地區之股東不得參與以股代息計劃，因此，該等人士將全部收取現金作為中期股息。現金選擇表格將不會寄予海外股東。

聯交所上市及寄發股票

以股代息計劃之條件為聯交所上市委員會批准代息股份上市買賣。本公司將向聯交所申請批准代息股份上市買賣。中期股息之代息股份股票及現金股息支票預期於二零零三年三月二十一日或左右以郵遞方式寄予各股東，如有郵誤，概由股東負責。　閣下當收到將發行代息股份之有關股票後，可以買賣。倘於二零零三年三月二十一日前代息股份並未獲准上市(儘管此情況不大可能出現)，現金選擇表格將不予理會，而全數之現金股息將按以上敍述的程序派付。

股份並無在任何其他證券交易所上市或買賣，現時亦無申請或建議申請在任何其他證券交易所上市或買賣。

預期代息股份將於二零零三年三月二十四日開始買賣。

以股代息計劃之優點

以股代息計劃將使股東有機會依據上述規定按低於市值之價格或按面值，增加在本公司之投資，且毋須支付經紀佣金及印花稅。以股代息計劃亦對本公司有利，因為倘若股東全部或部份選擇收取代息股份作為中期股息，原應派發予股東之現金將可留待本公司使用。

推薦意見

選擇全部或部份收取現金以代替代息股份是否對 閣下有利，將視乎 閣下本身之情況而定，就此而作出之決定及由此而引致之後果均須由各股東自負責任。 **閣下如對應採取之行動有任何疑問，應立即諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。**

此致

本公司列位股東 台照

並供列位認股權證持有人 參照

代表董事會
主席
陳國強博士
謹啟

二零零三年二月二十四日

The Standa: +852 2833 1030 Wednesday, February 19, 2003

PAUL Y.

ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

APPOINTMENT OF DIRECTORS

The board of directors ("Board") of Paul Y. - ITC Construction Holdings Limited ("Company") announces that Mr. Wong Wing Hoo, Billy has been appointed as the deputy managing director of the Company, Mr. Law Man Wah, Conrad and Mr. Lee Hon Chiu have been appointed as executive directors of the Company with effect from 18th February, 2003.

The Board would like to welcome Mr. Wong, Mr. Law and Mr. Lee to the Board.

By Order of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 18th February, 2003

成報 二零零三年二月十九日 (星期三)

PAUL Y.

ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)

委任董事

保華德祥建築集團有限公司(「本公司」)董事會(「董事會」)謹此宣佈由二零零三年二月十八日起黃永灝先生獲委任為本公司副董事總經理，彼由同日起羅文華先生及李漢潮先生獲委任為本公司之執行董事。

董事會謹歡迎黃先生、羅先生及李先生加入董事會。

承董事會命
主席
陳國強博士

香港，二零零三年二月十八日